USCorp.
4535 W. Sahara Avenue, Suite 204
Las Vegas, NV 89102

                        September 26, 2006

VIA EDGAR
Ms. Lisa Beth Lentini
United States Securities and Exchange Commission
Mail Stop 7010, 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	USCorp. Registration Statement on Form SB-2 originally filed on June 26, 2006 File No.: 333-135346

Dear Ms. Lentini

USCorp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Thursday, September 28, 2006, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

USCorp.

By: /s/ Robert Dultz
         Name: Robert Dultz
Title: Chairman and Chief Executive Officer